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September 29, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:	Responses to Comments on the Preliminary Proxy Statement on Schedule 14A, filed by Books-A-Million, Inc. on August 21, 2015 (File No. 000-20664) and Schedule 13E-3 filed by on August 21, 2015 by Books-A-Million, Inc., Anderson BAMM Holdings, LLC, Clyde B. Anderson, Terrence C. Anderson, Charles C. Anderson, Hilda B. Anderson, Joel R. Anderson, Charles C. Anderson, Jr., Charles C. Anderson, III, Harold M. Anderson, Hayley Anderson Milam, Kayrita M. Anderson, Ashley Ruth Anderson, The Ashley Anderson Trust, Terrance G. Finley, R. Todd Noden, James F. Turner, Lauren A. Anderson Irrevocable Trust, Olivia Barbour Anderson 1995 Trust, Alexandra Ruth Anderson Irrevocable Trust, First Anderson Grandchildren’s Trust FBO Charles C. Anderson, III, First Anderson Grandchildren’s Trust FBO Hayley E. Anderson, First Anderson Grandchildren’s Trust FBO Lauren A. Anderson, Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson, Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson, Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson, Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson, Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson, The Charles C. Anderson Family Foundation, The Joel R. Anderson Family Foundation, The Clyde and Summer Anderson, Foundation, Family Acquisition Holdings, Inc., and Family Merger Sub, Inc. (File No. 005-43790)

Dear Ms. Ransom:

This letter responds to the letter, dated September 18, 2015, to Terrance G. Finley, Chief Executive Officer of Books-A-Million, Inc. (“Books-A-Million”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed with the

September 29, 2015

Commission on August 21, 2015, and the Schedule 13E-3 filed with the Commission on August 21, 2015. Books-A-Million is delivering with this letter five courtesy copies of each of Amendment No. 1 to the Proxy Statement and Amendment No. 1 to the Schedule 13E-3 filed on the date hereof, in each case marked to show revisions made in response to the Staff’s comments. For your convenience, we have reproduced the Staff’s comments below and provided a response below each comment. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in Amendment No. 1 to the Proxy Statement and Amendment No. 1 to the Schedule 13E-3, as applicable.

Preliminary Proxy Statement on Schedule 14A

General

1.	Please fill in all blanks and include all information as of the most reasonable practicable date.

In response to the Staff’s comment, the disclosure in Amendment No. 1 to the Proxy Statement has been revised.

Cover Page

2.	Please name the individuals who are considered officers of your company “determined in accordance with Section 16(a) of the Exchange Act.”

In response to the Staff’s comment, the disclosure on the cover page of Amendment No. 1 to the Proxy Statement has been revised.

3.	Please mark the cover page and your form of proxy card as preliminary.

In response to the Staff’s comment, the cover page and form of proxy card of Amendment No. 1 to the Proxy Statement have been marked as preliminary.

Summary Term Sheet, page 1

4.	Please disclose how Yogurt Mountain Holdings, LLC is “included in your retail operations.” Please disclose whether Yogurt Mountain Holdings is your subsidiary and whether you consolidate the results of Yogurt Mountain Holdings in your results of operations.

In response to the Staff’s comment, the disclosure on pages 1 and 78 of Amendment No. 1 to the Proxy Statement has been revised.

September 29, 2015

Conditions to the Merger, page 2

5.	Please provide an update to your disclosure relating the solvency opinion.

In response to the Staff’s comment, the disclosure on pages 3 and 73 of Amendment No. 1 to the Proxy Statement has been revised.

Reasons for the Merger, page 3

6.	We note that the caption of this section refers to the fairness of the merger but the disclosure does not. Please provide a summary of the fairness determination made by each filing person.

In response to the Staff’s comment, the disclosure on page 4 of Amendment No. 1 to the Proxy Statement has been revised.

Opinion of Financial Advisor to the Special Committee, page 3

7.	Please disclose in page 1 and here the “certain family members and related parties” that are included in the “Anderson Family” and “Anderson Group.” Please also disclose the identities of the owners of Parent, holders entering into rollover or management rollover agreements and “each of their respective affiliates” referenced in (ii) of this section.

In response to the Staff’s comment, the disclosure on page 5 of Amendment No. 1 to the Proxy Statement has been revised.

Special Factors

Background of the Merger, page 15

8.	Please disclose the factors motivating the Board to consider strategic alternatives in June 2011. Please also clarify the scope of the prospective transactions that the Board was open to considering, and disclose whether the Board knew at the time that the Anderson family would be unwilling to sell its shares.

In response to the Staff’s comment, the disclosure on page 16 of Amendment No. 1 to the Proxy Statement has been revised.

9.	We note references in this section to “certain members of the Anderson family” or “representatives of the Anderson family.” Please identify by name all parties that were involved in the deliberations that you discuss in this section or tell us why you do not believe you are required to do so.

We acknowledge the Staff’s comment. Clyde B. Anderson was the member of the Anderson Family involved in such deliberations on behalf of the Anderson Family. Accordingly, we have revised the disclosure on pages 16 and 17 of Amendment No. 1 to the Proxy Statement to replace “certain members of the Anderson Family” with “Clyde B. Anderson”.

September 29, 2015

“Representative of the Anderson Family” refers to an individual employee of the family office of the Anderson Family. We do not deem it material to name such individual employee, just as we would not name any individual financial advisors or lawyers involved. However, we have revised the disclosure on page 21 to note that “representative of the Anderson Family” refers to an employee of the family office of the Anderson Family.

10.	Please disclose the reasons the Special Committee rejected that Anderson Family’s April 2012 proposal.

In response to the Staff’s comment, the disclosure on page 21 of Amendment No. 1 to the Proxy Statement has been revised.

11.	Please disclose in greater detail how the Anderson Family arrived at its initial bid proposal of $3.05 per share in 2012 and why it lowered its bid to $2.75 per share in in 2015.

We acknowledge the Staff’s comment. The Anderson Family arrived at its initial bid proposal of $3.05 per share in 2012 to reflect a premium of approximately 20% over the closing price of the Company’s common stock on the trading day prior to such bid and 13% over the average closing price of the Company’s common stock for the past 90 trading days prior to the date of such bid. The Anderson Family’s initial bid proposal of $2.75 per share in 2015 was lower than the 2012 initial bid due to the decline in the trading price of the Company’s common stock. The $2.75 proposal reflected a premium of approximately 64% over the closing price of the Company’s common stock on the date of the 2015 bid and 65% over the average closing price of the Company’s common stock for the past 90 trading days prior to the date of the 2015 bid. Accordingly, we have revised the disclosure on page 16 of Amendment No. 1 to the Proxy Statement to address the Staff’s comment.

12.	Please revise the January 30 and February 24, 2015 entry to describe all of the authority granted to the special committee instead of listing some authority “among other things.”

In response to the Staff’s comment, the disclosure on pages 18 and 19 of Amendment No. 1 to the Proxy Statement has been revised.

13.	We note your disclosure on page 17 that the Special Committee determined that the past services performed by Houlihan Lokey for the Anderson Family would not present a conflict of interest with respect to this transaction. Please discuss the factors considered by the Special Committee that led to this determination.

In response to the Staff’s comment, the disclosure on page 19 of Amendment No. 1 to the Proxy Statement has been revised.

September 29, 2015

14.	Please file the various real estate appraisals provided to Houlihan Lokey as exhibits to the Schedule 13E-3 or provide us your analysis explaining why you do not believe they should be filed. Also, provide a description of the reports in the appropriate section of the document. See Items 1015 and 1016 of Regulation M-A.

Copies of the real estate appraisals provided to Houlihan Lokey have been furnished supplementally to the Staff by Latham & Watkins LLP, counsel to Books-A-Million, under separate cover requesting confidential treatment of such appraisals under the Freedom of Information Act. We respectfully note that Items 1015 and 1016 of Regulation M-A require disclosure of any “report, opinion or appraisal materially relating to the transaction” that has been received from an outside party and referred to in the Proxy Statement. We note that the real estate appraisals, dated May 29, 2013, February 24, 2014, March 5, 2014 and September 16, 2014, were prepared solely for purposes of obtaining financing for the relevant properties outside of any consideration of the transaction described in the Proxy Statement or any similar transaction or sales process, and were not obtained or prepared in connection with the proposed transaction. Accordingly, we do not believe the real estate appraisals constitute a report, opinion or appraisal materially relating to the proposed transaction, notwithstanding their reference in the Proxy Statement. Accordingly, no additional disclosure regarding these real estate appraisals is required in the Proxy Statement.

15.	We note your disclosure on pages 19-20 that the Special Committee weighed “the advantages and disadvantages of various approaches to formulating a response (or no response) to the proposal by the Anderson family.” Please briefly discuss the approaches considered and advantages or disadvantages of each that were considered. In addition, please briefly describe how the Special Committee arrived at the figure of $3.36 per share as a counterproposal.

In response to the Staff’s comment, the disclosure on page 21 of Amendment No. 1 to the Proxy Statement has been revised.

16.	We note your disclosure on page 22 that the Special Committee was given a presentation by King & Spalding on May 28, 2015 regarding the revised draft of the Merger Agreement and that the Special Committee asked questions of King & Spalding throughout the presentation and suggested revisions. Please revise to briefly summarize the content of the presentation and any questions or revisions made by the Special Committee.

In response to the Staff’s comment, the disclosure on pages 23 and 24 of Amendment No. 1 to the Proxy Statement has been revised.

17.	We note your disclosure on page 22 that Houlihan Lokey reaffirmed “Party Y’s interest in acquiring 100% of the shares of the Company at $4.21 per share in cash, subject to several conditions, as discussed above.” Given that Party Y made more than one proposal to acquire shares of the company, please clarify the conditions referenced here.

September 29, 2015

In response to the Staff’s comment, the disclosure on page 23 of Amendment No. 1 to the Proxy Statement has been revised.

18.	We note your disclosure on page 22 that negotiations on certain provisions and proposals took place between representatives of King & Spalding and representatives of Munger Tolles during meetings on June 4, 2015 and June 17, 2015. Please briefly discuss the proposals, provisions, and any changes thereto discussed during these meetings.

In response to the Staff’s comment, the disclosure on page 24 of Amendment No. 1 to the Proxy Statement has been revised.

Reasons for the Merger, page 24

19.	Revise the appropriate sections such that each filing person discloses why it is undertaking the going private transaction at this time. See Item 1013(a) of Regulation M-A.

In response to the Staff’s comment, the disclosure on page 26 of Amendment No. 1 to the Proxy Statement has been revised.

20.	Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Note also that the staff views officers and directors of the issuer as affiliates of that issuer.

In response to the Staff’s comment, the disclosure on pages 26 and 31 of Amendment No. 1 to the Proxy Statement has been revised.

21.	We note that the special committee considered the Houlihan Lokey analyses and opinion. We also note that the board of directors considered the special committee’s recommendation in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted Houlihan Lokey’s analyses and conclusion as its own and the board adopted the special committee’s analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

In response to the Staff’s comment, the disclosure on page 26 of Amendment No. 1 to the Proxy Statement has been revised.

September 29, 2015

Recommendation of the Board, page 29

22.	Please revise your disclosure to state whether or not the board determined that the going private transaction is substantively and procedurally fair to unaffiliated security holders.

In response to the Staff’s comment, the disclosure on pages 26 and 31 of Amendment No. 1 to the Proxy Statement has been revised.

Opinion of the Financial Advisor to the Special Committee, page 29

23.	We note the limitations on reliance by shareholders in the fairness opinion provided by Houlihan Lokey. Specifically, we note the statements that the opinion is furnished for the use of the Special Committee and “may not be used for any other purpose without Houlihan Lokey’s prior written consent.” Additionally, we have similar concerns with the statement that the opinion “should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party.” Please have the advisor revise the opinion to remove these limitations on reliance by shareholders. Alternatively, please disclose the basis for the advisor’s belief that shareholders cannot rely upon the opinion to support any claims against Houlihan Lokey arising under applicable state law.

In response to the portion of the Staff’s comment regarding the statement “…may not be used for any other purpose without Houlihan Lokey’s prior written consent,” we have revised the disclosure on page 33 of Amendment No. 1 to the Proxy Statement to clarify that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) has consented to the inclusion of its written opinion to the Special Committee as Annex B to the Proxy Statement. The Company supplementally advises the Staff that such statement relates to the scope and context of the opinion (i.e., for the purpose of evaluating the merger consideration provided for in the proposed transaction) rather than a limitation as to person.

In response to the portion of the Staff’s comment regarding the statement that “Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party,” the Company supplementally advises the Staff that such statement is consistent with the terms of Houlihan Lokey’s engagement as an independent contractor and not as an agent or fiduciary.

24.	Please revise your disclosure to explain the basis for each discount and growth rate used in the analyses.

In response to the Staff’s comment, the disclosure on page 37 of Amendment No. 1 to the Proxy Statement has been revised.

25.

Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise values and EBITDA measures for each comparable company that is the basis for the ranges of value disclosed on page 34

September 29, 2015

with respect to the Selected Companies analysis and (ii) the company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections).

In response to the Staff’s comment, the disclosure on page 37 of Amendment No. 1 to the Proxy Statement has been revised to address the portion of the Staff’s comment to show how the information included in Houlihan Lokey’s analyses resulted in the values disclosed.

In response to the Staff’s comment, the disclosure on pages 36 and 37 of Amendment No. 1 to the Proxy Statement has been revised to address the portion of the Staff’s comment to disclose certain data underlying the results described in each analysis (for example, enterprise values and EBITDA measures for each selected company).

In response to the Staff’s comment, the disclosure on page 48 of Amendment No. 1 to the Proxy Statement has been revised to address the portion of the Staff’s comment regarding the Company’s projected results used in Houlihan Lokey’s discounted cash flow analysis.

Purchasing Group Members’ Purposes and Reasons for the Merger, page 39

26.	As required by Item 1013(b) of Regulation M-A, please revise to disclose the alternatives to the current transaction that were considered by each filing party and the reason for their rejection. For example, highlight the Purchasing Group’s consideration of alternatives, if any.

In response to the Staff’s comment, the disclosure on page 42 of Amendment No. 1 to the Proxy Statement has been revised.

Position of Purchaser Group as to Fairness of the Merger, page 39

27.	It does not appear that the Purchaser Group addresses in this section each of the factors listed in Item 1014 of Regulation M-A. Please discuss any unaddressed factor in reasonable detail or explain in detail why the factors were not deemed material or relevant. Please refer to Instruction 2(iv) of Item 1014 of Regulation M-A.

In response to the Staff’s comment, the disclosure on page 42 of Amendment No. 1 to the Proxy Statement has been revised.

28.	Please revise to describe any potentially negative factors that the Purchaser Group members considered in making their fairness determination, if any.

In response to the Staff’s comment, the disclosure on page 42 of Amendment No. 1 to the Proxy Statement has been revised.

September 29, 2015

Projected Financial Information, page 44

29.	Please revise this section to describe the key assumptions relied upon by management in the preparation of the projections so that investors can have a better understanding of the basis for and limitations of these projections.

In response to the Staff’s comment, the disclosure on page 49 of Amendment No. 1 to the Proxy Statement has been revised.

30.	We note that you appear to have included non-GAAP financial measures in the projected financial information. Revise to provide the disclosure required by Rule 100 of Regulation G with respect to non-GAAP line-items. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non- GAAP Financial Measures.

We acknowledge the Staff’s comment. However, we respectfully note that Rule 100 of Regulation G provides that such rule will not apply to any non-GAAP financial measure included in disclosure relating to a proposed business combination if the disclosure is contained in certain communications, namely, communications subject to Item 1015 of Regulation M-A. The projected financial information is subject to Item 1015 of Regulation M-A, and thus Rule 100 of Regulation G does not apply to any non-GAAP financial measures included in the projected financial information. We have, however, added additional disclosure on page 49 of Amendment No. 1 to the Proxy Statement regarding the use of non-GAAP financial information to the applicable section of the Proxy Statement.

Financing, page 46

31.	Please provide the disclosure required by Item 1007(d) of Regulation M-A.

In response to the Staff’s comment, the disclosure on pages 50 and 51 of Amendment No. 1 to the Proxy Statement has been revised.

Litigation, page 50

32.	Please provide any material updates regarding any pending class action suits that are challenging the merger.

We acknowledge the Staff’s comment. There have been no material updates regarding any pending class action suits that are challenging the merger since the filing of the Preliminary Proxy Statement on Schedule 14A on August 21, 2015.

September 29, 2015

The Merger Agreement

Explanatory Note Regarding the Merger Agreement, page 58

33.	We note your disclosure that “the Merger Agreement and the related summary are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Company or any of its subsidiaries or affiliates . . . . The representation, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement . . . .” Please revise to remove any implication that the Merger Agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws.

In response to the Staff’s comment, the disclosure on page 63 of Amendment No. 1 to the Proxy Statement has been revised.

34.	We note your disclosure that “information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosure.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible to considering whether additional specific disclosures of material information regarding material contractual provisions in the proxy statement not misleading. Please confirm that you have updated, or plan to update, your disclosure to include all material information to the extent required.

In response to the Staff’s comment, we confirm that we have updated, and plan to update, the disclosure to include all material information to the extent required.

Incorporation by Reference

35.	We note that you have incorporated by reference the information required by Item 14 of Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-4 pursuant to Item 14(e)(1) to Schedule 14A. According to your most recent annual report on Form 10-K, it appears unlikely that you are eligible to incorporate by reference. As such, please revise the Schedule 14A to include the information required by Item 14.

In response to the Staff’s comment, the Proxy Statement has been revised to include the information required by Item 14 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

September 29, 2015

In responding to our comments, please provide a written statement from each filing person acknowledging that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or require any additional information with respect to the Proxy Statement, Schedule 13E-3 or this letter, please do not hesitate to contact me at Adel.AslaniFar@lw.com or (212) 906-1770.

Sincerely,

/s/ M. Adel Aslani-Far
M. Adel Aslani-Far, Esq. of LATHAM & WATKINS LLP

cc:	Catherine Hogewood, Esq. Terrance G. Finley Mary Ann Todd, Esq. Russell B. Richards, Esq.